UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

TC Global, Inc.

(Exact Name of Registrant as Specified in its Charter)

Washington	001-33646	91-1557436
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

C/O BUSH, STROUT & KORNFELD, 600 UNION STREET, SUITE 5000, SEATTLE, WA 98040

(Address of Principal Executive Offices and Zip Code)

COMMON STOCK and SERIES A CONVERTIBLE PREFERRED STOCK

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)
☐	Rule 12g-4(a)(2)
☒	Rule 12h-3(b)(1)(i)
☐	Rule 12h-3(b)(1)(ii)
☐	Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 5,200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, TC Global, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 20, 2013	By:	/s/ Catherine M. Campbell
Catherine M. Campbell
Vice President and Liquidation Plan Administrator